Exhibit 99.1

IM Cannabis Corp. Announces Third Quarter and Nine Months 2026

Financial Results

VANCOUVER and GLIL YAM, Israel, Nov. 13, 2026 /CNW/ -- IM Cannabis Corp. ("IMCC" or the "Company") (Nasdaq: IMCC) today announced its financial results for the three and nine months ended September 30, 2026.

All amounts are reported in Canadian dollars, unless otherwise stated. As a result of the sale of I.M.C. Holdings Ltd. completed on September 28, 2026, the results of the Company's European-focused operations are presented as discontinued operations. Revenue and gross profit (loss) figures below reflect continuing operations only, and comparative figures for 2025 have been re-presented accordingly.

Financial Summary for the Three Months Ended September 30, 2026

▪	Revenue from continuing operations of $1.65 million, compared to $5.08 million in the same period in 2025.

▪	Gross loss from continuing operations of $0.04 million, compared to gross profit of $1.58 million in the same period in 2025.

▪	Net loss of $7.08 million, or $6.69 per share (basic and diluted), compared to a net loss of $3.87 million, or $0.44 per share, in the same period in 2025.

Financial Summary for the Nine Months Ended September 30, 2026

▪	Revenue from continuing operations of $8.96 million, compared to $15.77 million in the same period in 2025.

▪	Gross profit from continuing operations of $1.33 million, compared to $4.87 million in the same period in 2025.

▪	Net loss of $13.93 million, or $25.90 per share (basic and diluted), compared to a net loss of $3.88 million, or $0.64 per share, in the same period in 2025.

Balance Sheet Summary as of September 30, 2026

▪	Cash of $2.4 million, compared to $2.7 million as of December 31, 2025.

▪	Total assets of $13.7 million.

▪	Total liabilities of $16.7 million.

▪	Shareholders' deficit attributable to shareholders of the Company of $2.99 million.

Third Quarter and Subsequent Developments

▪	Completion of the Sale of IMC Holdings. On September 29, 2026, the Company completed the sale of all of the issued and outstanding shares of I.M.C. Holdings Ltd. ("IMC Holdings") to Slil.com Holding Ltd. ("Slil") pursuant to a share purchase agreement dated August 16, 2026. Before closing, the Company's Israeli operations were transferred out of IMC Holdings and retained by the Company. At closing, IMC Holdings held, as its only material assets, its direct or indirect interests in Adjupharm GmbH, Xinteza API Ltd. and Shiran Societe Anonyme. The consideration consisted of a $3,000,000 advance payment previously made by Slil to the Company, together with Slil's acquisition of IMC Holdings with certain liabilities remaining in IMC Holdings, which, under the share purchase agreement, were not to exceed $9,400,000, excluding the direct liabilities of IMC Holdings' subsidiaries. The Company recognized a gain of $2.7 million on the disposal, which is reflected in the Company's financial statements for the three and nine months ended September 30, 2026. Further details are set out in the Company's press release dated September 29, 2026.

▪	Proposed Acquisition of Space Defense Innovations. On September 23, 2026, the Company announced that it had entered into a non-binding letter of intent (the "LOI") to acquire 51% of the issued and outstanding equity securities of Space Defense Innovations LLC, a Polish limited liability company ("SDI"), on a fully diluted basis. Through its wholly owned subsidiary BlueAero Group Sp. z o.o., SDI operates in the unmanned aerial systems sector as a reseller of tactical unmanned aerial systems products of BlueBird Aero Systems. The Company is negotiating definitive agreements with SDI's shareholders. The LOI is non-binding, other than certain customary provisions, and completion of the proposed transaction remains subject to, among other things, satisfactory due diligence, the negotiation and execution of definitive agreements, and the receipt of all required corporate, governmental and third-party approvals. There can be no assurance that definitive agreements will be entered into or that the proposed transaction will be completed on the terms described or at all.

▪	Convertible Note Financing. On November 4, 2026, the Company closed a US$1,200,000 convertible note financing in a private placement with an existing institutional investor, receiving net proceeds of US$1,020,000, as described in the Company's press release dated November 4, 2026.

The Company's unaudited interim condensed consolidated financial statements and the related management's discussion and analysis for the three and nine months ended September 30, 2026 are available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

About IM Cannabis Corp.

IMCC (Nasdaq: IMCC) is an international company currently operating a medical cannabis platform serving patients in Israel.

The Company's ecosystem operates in Israel through its subsidiaries, which import and distribute cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies and online platforms in Israel that enable the safe delivery and quality control of IMCC's products throughout the value chain.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, "forward-looking statements"). Forward-looking statements are often, but not always, identified by words such as "may", "will", "could", "would", "should", "expect", "intend", "anticipate", "believe", "plan", "estimate", "likely", "potential", "proposed" and similar expressions, or statements that events, conditions or results "may", "will", "could", "would" or "should" occur or be achieved.

Forward-looking statements in this press release include, without limitation, statements concerning the Company’s business strategy; margins and achieve sustainable profitability; the proposed acquisition of SDI, including the negotiation and execution of definitive agreements, the satisfaction of conditions to completion and the completion of the proposed transaction; and the Company's retained Israeli medical cannabis operations.

Forward-looking statements are based on a number of assumptions, including that the Company and SDI's shareholders will negotiate and execute definitive agreements on acceptable terms; that the Company will complete satisfactory due diligence; that all required corporate, governmental and third-party approvals will be obtained; that no unanticipated liabilities, indemnification obligations, tax liabilities or post-closing claims will arise in connection with the sale of IMC Holdings; and that the Company will be able to operate and finance its business substantially as currently contemplated.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to differ materially from those expressed or implied by such statements. These risks and uncertainties include, without limitation: the risk that definitive agreements with SDI's shareholders are not entered into, or that the proposed acquisition of SDI is not completed on the terms described or at all; risks relating to the Company's entry into the unmanned aerial systems and defence sectors, including regulatory, licensing, export-control and foreign investment approval requirements; the risk of post-closing claims, indemnification obligations, tax liabilities or disputes arising from the sale of IMC Holdings or the related pre-closing reorganization; the risk that the retained Israeli operations do not perform as expected; risks relating to the Company's liquidity position, going concern disclosure, debt obligations and ability to raise additional capital; the risk that the Company is unable to maintain compliance with the continued listing requirements of the Nasdaq Stock Market LLC; risks relating to regulatory changes, licensing, supply-chain constraints, competition, product liability and reliance on key personnel; war, conflict and civil unrest in Eastern Europe, Israel and the Middle East; and the other risks, uncertainties and factors described under the heading "Risk Factors" in the Company's annual report for the year ended December 31, 2025 and in the Company's subsequent public filings, which are available under the Company's issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Forward-looking statements are made as of the date of this press release and are based on the beliefs, estimates, expectations and opinions of management on the date such statements are made. The Company does not undertake any obligation to update any forward-looking statements, except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:

Michal Efraty
Investor & Public Relations
IM Cannabis Corp.
michal@efraty.com

Oren Shuster, Chief Executive Officer
IM Cannabis Corp.
info@imcannabis.com